

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Richard Kaiser
Chief Financial Officer
Bravo Multinational Inc.
2020 General Booth Blvd., Suite 230
Virginia Beach, VA 23454

> **Re: Bravo Multinational Inc.**
> **Schedule 14F-1**
> **Filed May 17, 2023**
> **File No. 005-84775**

Dear Richard Kaiser:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 14F-1 Filed May 17, 2023

General

1. We note that the April 11, 2023 transaction appears to have resulted in TSMS, LLC; La La La, LLC.; WTFJ Investments, LLC. and Richard Tavano each acquiring more than 5% of the Company's shares. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after acquisition of more than 5% of a class of equity securities specified in Rule 13d-1(i). Based on the April 11, 2023 acquisition date, please advise us, to the extent the issuer is in contact with each, why the above shareholders have not filed a Schedule 13D, and how the issuer verified the beneficial ownership information reported. Additionally, we note Paul Parliament owns more than 5% of the Company's shares and has not filed a Schedule 13D. Please advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at (202) 551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Richard W. Jones, Esq.